

July 3, 2013

Via E-mail
Mr. James Beer
Chief Financial Officer
Symantec Corporation
350 Ellis Street
Mountain View, CA 94043

      Re: Symantec Corporation
              Form 10-K for the Fiscal Year Ended March 29, 2013
              Filed May 17, 2013
              File No. 000-17781

Dear Mr. Beer:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 29, 2013

Legal Proceedings, page 28

1.   You incorporate by reference the information in Note 8 of the Notes to the Consolidated Financial Statements where you disclose that the U.S. Government is investigating your compliance with certain provisions of your U.S. General Services Administration Multiple Award Schedule Contract No. GS-35F-0240, and explain on page 26 that you cannot predict the outcome of the investigation. These disclosures do not appear to provide meaningful information to investors, insofar as they do not address whether this matter is material to your company. Please tell us, with a view toward disclosure, whether this matter is material to your company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Strategy, page 32

2.   Your new strategy focuses on, among other areas, opportunities to develop products and services that address mobile devices. We also note that during your fourth quarter fiscal 2013 earnings call you stated that "1.5 points of growth are coming from the new emerging products and services such as mobile devices." Please tell us what consideration you gave to disclosing trends or uncertainties related to this strategy. To the extent that mobile revenues have not yet become a material part of your business, tell us what consideration was given to disclosing this fact.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies

Litigation Contingencies, page 89

3.   As referenced in comment one, you disclose here that the U.S. Government is investigating your compliance with certain provisions of your U.S. GSA Multiple Award Schedule Contract and that you are unable at this time to predict the likely outcome. You also note that it is possible that the investigation could lead to claims or findings of violations that could result in the imposition of damages. It is unclear to us whether you believe that there is a reasonable possibility that a loss may have been incurred with respect to this matter. Please advise. If there is at least a reasonable possibility that a loss may have been incurred, in your next periodic filing, please disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the loss or range of loss or state such an estimate cannot be made. We refer you to ASC 450-20-50. Please provide us with your proposed disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Patrick Gilmore for

Kathleen Collins
Accounting Branch Chief